UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No.)*

TRANSATLANTIC HOLDINGS, INC.
(Name of Issuer)

Common Stock, Par Value $1 per share
(Title of Class of Securities)

893521104
(CUSIP Number)

June 8, 2009
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)
/x/ Rule 13d-1(c)
/ / Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes)

CUSIP No. 893521104
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(1)	Names of reporting persons.

Atticus Capital LP

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(2)	Check the appropriate box if a member of a group (see instructions)

(a) |_|

(b) |_|

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(3)	SEC use only.

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(4)	Citizenship or place of organization.

Delaware

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Number of shares beneficially owned by each reporting person with:

(5)	Sole voting power:

3,689,600

(6)	Shared voting power:

0

(7)	Sole dispositive power:

3,689,600

(8)	Share dispositive power:

0

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(9)	Aggregate amount beneficially owned by each reporting person.

3,689,600

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(10)	Check if the aggregate amount in Row (9) excludes certain shares |_|

(see instructions).

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(11)	Percent of class represented by amount in Row 9.

5.6%

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(12)	Type of reporting person (see instructions).

PN

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CUSIP No. 893521104

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(1)	Names of reporting persons.

Atticus Management Limited

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(2)	Check the appropriate box if a member of a group (see instructions)

(a) |_|

(b) |_|

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(3)	SEC use only.

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(4)	Citizenship or place of organization.

Guernsey

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Number of shares beneficially owned by each reporting person with:

(5)	Sole voting power:

3,689,600

(6)	Shared voting power:

0

(7)	Sole dispositive power:

3,689,600

(8)	Share dispositive power:

0

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(9)	Aggregate amount beneficially owned by each reporting person.

3,689,600

-----------------------------------------------------------------------------------

(10)	Check if the aggregate amount in Row (9) excludes certain shares |_|

(see instructions).

-----------------------------------------------------------------------------------

(11)	Percent of class represented by amount in Row 9.

5.6%

-----------------------------------------------------------------------------------

(12)	Type of reporting person (see instructions).

CO

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CUSIP No. 893521104
-----------------------------------------------------------------------------------

(1)	Names of reporting persons.

Barakett, Timothy R.

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(2)	Check the appropriate box if a member of a group (see instructions)

(a) |_|

(b) |_|

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(3)	SEC use only.

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(4)	Citizenship or place of organization.

Canada

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Number of shares beneficially owned by each reporting person with:

(5)	Sole voting power:

3,689,600

(6)	Shared voting power:

0

(7)	Sole dispositive power:

3,689,600

(8)	Share dispositive power:

0

-----------------------------------------------------------------------------------

(9)	Aggregate amount beneficially owned by each reporting person.

3,689,600

-----------------------------------------------------------------------------------

(10)	Check if the aggregate amount in Row (9) excludes certain shares |_|

(see instructions).

-----------------------------------------------------------------------------------

(11)	Percent of class represented by amount in Row 9.

5.6%

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(12)	Type of reporting person (see instructions).

IN

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Item 1(a) Name of Issuer:

Transatlantic Holdings, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

80 Pine Street, New York, New York

Item 2(a) Name of Person Filing:

Atticus Capital LP

Atticus Management Limited
Barakett, Timothy R.

Item 2(b) Address of Principal Business Office or, if None, Residence:
The address of the principal business office of each of Atticus Capital LP and Mr. Barakett is 767 Fifth Avenue, 12th Floor, New York, New York 10153. The address of the principal business office of Atticus Management Limited is P.O. Box 100, Sydney Vane House, Admiral Park, St. Peter Port, Guernsey GY1 3EL.

Item 2(c) Citizenship:

Atticus Capital LP is a Delaware limited partnership. Atticus Management Limited is a Guernsey company. Mr. Barakett is a citizen of Canada.

Item 2(d) Title of Class of Securities:

Common Stock, $1.00 par value

Item 2(e) CUSIP Number:

893521104

Item 3. If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C 78o)

(b) |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e) |_| An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E)

(f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F)

(g) |_| A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G)

(h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j) |_| Group, in accordance with ss.240.13d-1(b)(1)(ii)(J)

Item 4. Ownership.

(a)	Amount Beneficially Owned:

As of the date shown on the cover of this filing, each of the Reporting Persons may be deemed to be the beneficial owner of 3,689,600 shares of the Issuer’s outstanding Common Stock, $1.00 par value shares (the “Shares”).

(b)	Percent of Class:

As of the date shown on the cover of this filing, each of the Reporting Persons may be deemed to beneficially own 5.6% of the Issuer’s outstanding Shares.

(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote
3,689,600

(ii) shared power to vote or to direct the vote
0

(iii) sole power to dispose or to direct the disposition of

3,689,600

(iv) shared power to dispose or to direct the disposition of

0

Item 5. Ownership of 5 Percent or Less of a Class.
If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be beneficial owner of more than 5 percent of the class of securities, check the following |__|

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

This Item 7 is not applicable.

Item 8. Identification and Classification of Members of the Group.

This Item 8 in not applicable.

Item 9. Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Atticus Capital LP

Date: June 9, 2009

/s/ Timothy R. Barakett
Name:     Timothy R. Barakett
Title:     Chairman and Chief Executive Officer, by Kevin Tagami, Attorney-in-fact

Atticus Management Limited

Date: June 9, 2009

/s/ Kevin Tagami
Name:     Kevin Tagami
Title:     Attorney-in-fact

Timothy R. Barakett

Date: June 9, 2009

/s/ Timothy R. Barakett
Name:     Timothy R. Barakett

By:      Kevin Tagami, Attorney-in-fact

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT INDEX

A. Joint Filing Agreement, dated as of June 9, 2009, by and among the Reporting Persons

B. Power of Attorney, dated December 18 2008

C. Power of Attorney, dated December 29, 2008

EXHIBIT A
JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock, par value $1 per share, of Transatlantic Holdings, Inc., dated as of June 9, 2009, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: June 9, 2009

ATTICUS CAPITAL LP

By:     /s/ Timothy R. Barakett*

     Timothy R. Barakett
     Chairman and Chief Executive Officer

ATTICUS MANAGEMENT LIMITED

By:      /s/ Kevin Tagami*

     Kevin Tagami
     Attorney-in-fact

TIMOTHY R. BARAKETT

By:     /s/ Timothy R. Barakett*

     Timothy R. Barakett

_______________
*by Kevin Tagami, attorney-in-fact

EXHIBIT B
POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that I, TIMOTHY R. BARAKETT, hereby make, constitute and appoint each of SCOTT KISLIN, DEMETRIOS VASILAKIS, KEVIN TAGAMI and CHARLES FORTIN, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as chief executive officer of, managing member of or in other capacities with Atticus Management LLC, Atticus Holdings LP, Atticus Capital Holdings LLC or Atticus Capital LP (collectively, “Atticus”), and each of their affiliates, including Atticus LP Incorporated, Atticus UK LLP and Atticus UK Services Ltd., and entities advised by me or Atticus, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the United States Commodities Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act, Form SH, and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act. All past acts of the attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of, or otherwise associated with, Atticus or one of its affiliates. Execution of this power of attorney revokes that certain Power of Attorney dated as of January 1, 2008 with respect to substantially the same matters addressed above.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of December 18, 2008.

/s/ Timothy R. Barakett
Timothy R. Barakett

EXHIBIT C
POWER OF ATTORNEY

ATTICUS MANAGEMENT LIMITED (the "Company") with its registered office at Sydney Vane House, Admiral Park, St Peter Port, Guernsey hereby make, constitute and appoint each of SCOTT KISLIN, KEVIN TAGAMI, DEMETRIOS VASILAKIS and CHARLES FORTIN (the “Attorneys”), acting individually, as its agent and attorney-in-fact for the purpose of executing on the Company’s behalf and in its name, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the United States Commodities Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act, Form SH and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.
All past acts of the Attorneys in furtherance of the foregoing are hereby ratified and confirmed.
The Company hereby ratifies and confirms and agrees to ratify and confirm all acts an Attorney lawfully does or causes to be done in relation to the exercise of the powers and authorities hereby granted.
This Power of Attorney shall be governed by and construed in accordance with the laws of the Island of Guernsey.

This Power of Attorney shall be valid for a period of one year from the date of issue and shall remain in full force and effect until either revoked in writing by the Company or until such time as the Attorney cease(s) to be an employee of, or otherwise associated with, Atticus Capital LP or one of its affiliates.

IN WITNESS WHEREOF
The Common Seal of
ATTICUS MANAGEMENT LIMITED
was hereunto affixed, duly witnessed by

/s/ I Domaille
…………………………………………..
I C Domaille - Director

/s/ Robert Sinclair
………………………………………….
Artemis Secretaries Limited - Secretary

Issued in Saint Peter Port, Guernsey, on the 29 December 2008